Exhibit g.i. Schedule of Reinsurers

•	Hannover Life Reassurance Company of America

•	Hartford Life & Accident Insurance Company

•	Munich American Reassurance Company (MARC)

•	RGA Reinsurance Company

•	Scottish Re (U.S.), Inc.

•	Swiss Re Life & Health America Inc. (Swiss)

As of March 1, 2008